THIRD QUARTER 2003
For the period ended September 30, 2003

Management Discussion and Analysis

This report contains forward-looking information with respect to Vitran Corporation Inc.’s (“Vitran”) operations and future financial results. Actual results may differ from expected results for a variety of reasons including factors discussed in the Company’s Management Discussion and Analysis section of Vitran’s 2002 Annual Report.

This interim Management Discussion and Analysis (“MD&A”) should be read in conjunction with the Company’s September 30, 2003 third quarter financial statements and the 2002 Annual MD&A document that forms part of the Vitran 2002 Annual Report.

President’s Comment

We are pleased with Vitran’s Q3 performance, the Company’s eighth consecutive period of improved profitability versus the comparable year-earlier quarter, particularly given the continued weakness in the U.S. economy. Operating results would have been even better, but the Canadian dollar maintained its strength against the U.S. dollar, negatively impacting revenue and earnings. Importantly, favorable recent trends continued during the third quarter i.e. improved operating efficiency, lower SG&A costs and reduced interest expenses, all of which contributed to improved earnings.

Overview

Vitran’s net income for the three months ended September 30, 2003 was the highest on record and represents the eighth consecutive quarter Vitran’s consolidated earnings per share have increased compared to the prior year quarter. Earnings per share for the 2003 third quarter grew to $0.44 per share basic ($0.41 diluted) from $0.38 per share basic ($0.37 diluted) a year ago. For the nine-month period ended September 30, 2003 earnings of $1.05 per share basic ($1.00 diluted) compared to $0.77 per share basic ($0.77 diluted) in the 2002 nine-month period reflect the accumulation of strengthened quarterly results. The LTL segment improved income from operations by 5%, while consolidated interest expense decreased significantly.

Consistent with the trend that started in the first quarter of 2003, the current quarter’s results include the impact of a significantly stronger Canadian dollar versus the American dollar. Average exchange rates were 1.38 and 1.42 for the 2003 three-month and nine-month periods ended September 30, 2003 versus 1.58 and 1.57 for the same periods a year ago. Consequently Vitran’s results, reported in Canadian dollars, were negatively impacted because over two thirds of the Company’s operations are U.S. based. In addition, the stronger Canadian dollar also negatively impacted U.S. dollar denominated revenue billed by Canadian subsidiaries, together with the related U.S. dollar accounts receivable and cash. An additional factor making the quarter-over-quarter comparison more challenging this year is the $0.05 basic earning per share impact of a foreign exchange gain that was generated in the third quarter of 2002 on the repatriation of capital from a foreign subsidiary. The Company did not record a similar gain in 2003.

Consolidated Results

Revenue for the three-month period ended September 30, 2003 was $117.1 million compared to $123.0 million for the same period in 2002. For the quarter the consolidated revenue was reduced by $10.6 million or 8.6% due to a stronger Canadian dollar. Revenue for the nine-month period was $349.0 million, compared to $358.8 million for the same period a year ago. Consolidated revenues for the nine-month period were supported by the LTL segment, which despite the impact of foreign exchange equaled the prior year nine-month period, offset by declines in the Logistics and Truckload segments. Overall, the Company’s revenues for the nine-month period were reduced by $24.3 million or 6.8% due to a stronger Canadian dollar. Were it not for the stronger Canadian dollar, the 2003 third quarter revenue would have been 3.8% higher than in 2002, and the revenue for the nine months would have been 4.0% higher than in 2002.

Gross profit for the quarter decreased to $18.5 million compared to $20.4 million for the same quarter in 2002. For the nine-month period of 2003 gross profit declined to $52.7 million compared to $59.2 million in the same period in 2002. The stronger Canadian dollar had the effect of reducing gross profit by $2.2 million and $5.0 million for the quarter and nine-month period respectively. Increased insurance expenses, healthcare and workers compensation costs continue to impact the Company’s gross margin.

1

Selling, general and administrative (“SG&A”) expenses for the quarter were down $1.7 million to $10.5 million, or 8.9% of revenue, compared to 9.9% of revenue in the same quarter of 2002. For the nine-month period ended September 30, 2003, SG&A expenses were $31.9 million compared to $38.7 million for the same period in 2002. The 2002 nine-month results include the one-time special retirement bonus of $0.8 million offset by a $0.5 million non-taxable foreign exchange gain. The stronger Canadian dollar contributed to a decline in SG&A of $0.8 million and $1.7 million of three and nine-month periods respectively. The balance of the reduction has been driven by ongoing cost controls and the elimination of discretionary spending.

Income from operations before depreciation (“EBITD”)1 expense was $8.1 million for the third quarter of 2003 compared to $8.3 million for the same quarter of 2002. The stronger Canadian dollar had the effect of reducing EBITD by $1.4 million for the current quarter compared to the 2002 third quarter. Depreciation expense for the three-month period was $1.9 million compared to $2.1 million for the same period a year ago. In spite of the negative impact of a stronger Canadian dollar on the Company’s income from operations, the consolidated operating ratio (“OR”)2 for the third quarter improved to 94.7% from 95.0% in the third quarter of 2002. For the nine-month period ended September 30, 2003 the consolidated OR was 95.7% compared to 96.0% for the same period in 2002. Had the Canadian dollar not strengthened versus the U.S. dollar, the operating ratio for the three-month and nine-month periods would have been 94.2% and 95.2% respectively.

Interest expense net of interest income for the third quarter and nine-month period ended September 31, 2003 was $0.4 million and $1.6 million compared to $1.2 million and $4.1 million for the same period ending September 30, 2002. The decline is attributable to a reduction in outstanding debt and reduced spread on borrowing as a result of improved results. As well, the Company’s 8.95% fixed interest rate swap expired on January 26, 2003 and was not renewed.

Improved profitability resulted in income taxes for the quarter of $1.5 million compared to $1.2 million a year ago. For the nine-month period income taxes were $3.1 million compared to $2.2 million for the same period a year ago.

Net income for the third quarter of 2003 was $4.2 million or $0.44 per share basic ($0.41 per share diluted), exceeding the $0.38 per share basic ($0.37 per share diluted) posted in the third quarter of 2002. For the nine-month period ending September 30, 2003 net income was $10.1 million or $1.05 per share basic ($1.00 per share diluted) compared to $7.4 million or $0.77 per share basic and diluted for the period ended September 30, 2002. Per share basic results are based on 9,541,452 and 9,726,395 weighted average shares outstanding during the 2003 and 2002 nine-month periods. Per share diluted results are based on 10,038,335 and 9,726,395 weighted average shares outstanding during the comparative nine-month periods.

Segmented Results

Less-than-truckload (LTL)

The LTL segment reported revenue of $95.5 million versus $98.9 million for the comparable third quarters. The Operating Ratio (“OR”) improved to 93.4% in the current quarter compared to 94.1% for the 2002 third quarter. Income from operations improved to $6.3 million from $5.9 million. Revenue and income from operations for the quarter were both unfavorably affected by the stronger Canadian dollar that accounted for an $8.4 million and $1.1 million decline respectively. Had there not been a significant change in foreign exchange rates during the third quarter of 2003 compared to 2002 the LTL segment would have reported revenue of $103.9 million (a 5.1% improvement over 2002) income from operations of $7.4 million (a 26.1% improvement over 2002) and an OR of 92.9%. For the nine-month period ended September 30, 2003, revenue was $284.5 million in line with the year ago nine-month period. Income from operations for the 2003 nine-month period grew to $16.0 million compared to $15.2 million in 2002. The stronger Canadian dollar reduced revenue by $19.2 million and income from operations by $2.6 million versus a year ago.

The Canadian LTL unit for the third consecutive quarter this year exceeded the prior year’s quarter results. The unit continues to make market share gains while maintaining efficiency and cost controls. Revenue increased 8.3% for the third quarter of 2003 over the third quarter 2002 due to a 6.7% increase in shipments, a 5.2% increase in tonnage and a 2.9% improvement revenue per hundredweight.

Revenue at the U.S. LTL unit for the three-month period ended September 30, 2003 increased 2.2%, calculated in U.S. dollars, compared to the same quarter in 2002. For the third quarter, compared to the same period a year ago, shipments increased 1.0%, tonnage increased 1.5% while revenue per hundredweight improved 0.7%.

2

Logistics

For the third quarter, revenue at the Logistics segment was down 1.6% to $10.2 million compared to the third quarter of 2002. The slight decrease is attributable to the impact of the stronger Canadian dollar offset by gains in certain units. Revenue declines for the Freight Brokerage unit have essentially stabilized compared to the third quarter of 2002 after four quarters of declines arising from the program that was initiated in the third quarter of 2002 to eliminate customers providing inadequate profitability. The Supply Chain operation recorded a 5.8% increase in revenue at the U.S. unit as volumes from their dedicated customer increased. The Canadian Supply Chain unit recorded a 23.4% increase in revenue primarily due to the addition of a new Canadian shoe retail account that began to come on stream during the quarter.

Truckload

Revenue for the Truckload segment, excluding the impact of foreign exchange, was down 5.3% for the third quarter of 2003 compared to the same period a year ago. A competitive Midwestern U.S. marketplace and flat economic environment resulted in income from operations of $0.3 million, $0.2 million less than the prior year third quarter. However there appears to be positive momentum going into the fourth quarter as revenue in the latter part of the quarter showed improved momentum.

Liquidity and Capital Resources

Cash flow from operations for the nine-month period before non-cash working capital changes generated $16.3 million compared to $13.8 million in the prior year period and $6.8 million for the quarter compared to $5.9 million in the prior year quarter. Non-cash working capital consumed $2.3 million in the current quarter and consumed $0.5 million in the third quarter of 2002.

Interest bearing debt, net of cash on hand of $8.3 million, decreased by 24.4% to $35.2 million at September 30, 2003 compared to $46.6 million at December 31, 2002. Interest bearing debt, net of cash on hand, as a percentage of total capital, was 29.4% at the end of the 2003 third quarter compared to 36.2% at December 31, 2002. During the nine-month period ended September 30, 2003 the Company repaid a net $7.4 million of debt. The balance of the reduction reflects the impact of the stronger Canadian dollar.

During the third quarter of 2003 the Company amended its existing Credit Agreement. Under the modified agreement, the available revolving credit facility was increased from $10.0 million to $25.0 million, outstanding term debt was reduced by $5.2 million and the term facility was extended six months. The Company is required to make quarterly principle payments totaling U.S.$27.9 million by August 30, 2006.

Capital expenditures for the third quarter amounted to $1.1 million compared to $2.0 million in the same period in 2003. The Company invested primarily in rolling stock and information technology during the quarter. The Company did not repurchase Class A voting shares under its normal course issuer bid during the current quarter but has repurchased $0.9 million for the nine-month period. During the third quarter and nine-month period the Company raised $0.9 million and $1.1 million respectively from the issuance of Class A voting shares under the Company’s stock option plan.

Outlook

Despite a lackluster freight environment in the U.S. Midwest and the adverse effect of foreign exchange rates on results, the Company posted a record quarter. Continuing the trend of improving year-over-year results will depend on maintaining a focus on efficiency, cost control and market share gains throughout the Company, coupled with a sustained low interest rate environment.

[1]	Income from operations before depreciation (“EBITD”) is a non-GAAP financial measure which does not have any standardized meaning prescribed by GAAP and represents net income, plus (minus) income tax expense (benefit), plus net interest expense, plus loss on sale of fixed assets and plus depreciation. We believe EBITD is useful in evaluating our operating performance compared to that of other companies in our industry, as the calculation of EBITD eliminates the effects of financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to overall operating performance. When analyzing our operating performance, however, investors should use EBITD in addition to, not as an alternative for income from operations and net income, as those items are defined by GAAP. Investors should also note that our presentation of EBITD may not be comparable to similarly titled measures used by other companies.

EBITD is calculated in the following manner for each of the periods presented:

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sept 30, 2003	Sept 30, 2002	Sept 30, 2003	Sept 30, 2002

Net income	$4,192	$3,648	$10,056	$7,449
Income tax expense	1,524	1,240	3,079	2,245
Interest expense, net	428	1,214	1,597	4,062
Loss on sale of fixed assets	52	63	182	487
Depreciation expense	1,877	2,094	5,804	6,289

EBITD	$8,073	$8,259	$20,718	$20,532

[2]	Operating Ratio (“OR”) is a non-GAAP financial measure which does not have any standardized meaning prescribed by GAAP and is the sum of operating expenses, selling, general and administrative expenses and depreciation expense, divided by revenue. Although OR is not a recognized financial measure defined by GAAP, it is a widely recognized measure in the transportation industry which we believe provides a comparable benchmark for evaluating our performance compared to our competitors. Investors should also note that our presentation of OR may not be comparable to similarly titled measures by other companies.

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sept 30, 2003	Sept 30, 2002	Sept 30, 2003	Sept 30, 2002

Operating expenses	$98,593	$102,604	$296,304	$299,602
Selling, general and administrative expenses	10,457	12,144	31,937	38,695
Depreciation expense	1,877	2,094	5,804	6,289

	$110,927	$116,842	$334,045	$344,586

Revenue	$117,123	$123,007	$348,959	$358,829

OR	94.7%	95.0%	95.7%	96.0%

3

VITRAN CORPORATION INC.
CONSOLIDATED STATEMENTS OF INCOME and RETAINED EARNINGS

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sept. 30, 2003	Sept. 30, 2002	Sept. 30, 2003	Sept. 30, 2002

		(Unaudited)
	(In thousands of Canadian dollars except for per share amounts)
Revenue	$117,123	$123,007	$348,959	$358,829
Operating expenses	98,593	102,604	296,304	299,602

Gross profit	18,530	20,403	52,655	59,227
Selling, general and administrative expenses	10,457	12,144	31,937	38,695

Income from operations before depreciation	8,073	8,259	20,718	20,532
Depreciation expense	1,877	2,094	5,804	6,289

	6,196	6,165	14,914	14,243
Interest expense, net	(428)	(1,214)	(1,597)	(4,062)
Loss on sale of fixed assets	(52)	(63)	(182)	(487)

	(480)	(1,277)	(1,779)	(4,549)
Income from operations before income taxes	5,716	4,888	13,135	9,694
Income taxes	1,524	1,240	3,079	2,245

Net income	$4,192	$3,648	$10,056	$7,449

Retained earnings, beginning of period	$49,888	$37,791	$44,528	$39,204
Cost of repurchase of Class A shares in excess of book value	—	(216)	(504)	(634)
Effect of adoption of new goodwill accounting standard (note 3)	—	—	—	(4,796)

Retained earnings, end of period	$54,080	$41,223	$54,080	$41,223

Income per share: (note 6):
Basic	$0.44	$0.38	$1.05	$0.77
Diluted	$0.41	$0.37	$1.00	$0.77

See accompanying notes to consolidated financial statements.

VITRAN CORPORATION INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sept. 30, 2003	Sept. 30, 2002	Sept. 30, 2003	Sept. 30, 2002

	(Unaudited)
	(In thousands of Canadian dollars)
Cash provided by (used in):
Operations:
Net income	$4,192	$3,648	$10,056	$7,449
Items not involving cash from operations:
Depreciation and amortization	1,877	2,094	5,804	6,289
Future income taxes	697	67	291	(471)
Loss on sale of fixed assets	52	63	182	487

	6,818	5,872	16,333	13,754
Change in non-cash working capital components	(2,347)	(508)	(6,187)	(234)

	4,471	5,364	10,146	13,520
Investments:
Purchase of fixed assets	(1,094)	(2,001)	(3,440)	(5,567)
Proceeds on sale of fixed assets	54	150	475	848
Proceeds on sale of discontinued business	—	—	—	2,685

	(1,040)	(1,851)	(2,965)	(2,034)
Financing:
Change in revolving credit facility	5,230	1,533	5,230	(313)
Repayment of long-term debt	(7,680)	(72)	(12,601)	(12,851)
Issue of Class A voting shares	878		1,105	51
Repurchase of Class A voting shares	—	(431)	(926)	(1,723)

	(1,572)	1,030	(7,192)	(14,836)
Effect of translation adjustment on cash	176	447	(4,296)	(1,057)

Increase (decrease) in cash position	2,035	4,990	(4,307)	(4,407)
Cash position, beginning of period	6,282	3,482	12,624	12,879

Cash position, end of period	$8,317	$8,472	$8,317	$8,472

Change in non-cash working capital components:
Accounts receivable	$(2,768)	$(2,252)	$(5,508)	$(5,870)
Inventory, deposits and prepaid expenses	(1,289)	(1,531)	1,558	(1,667)
Income and other taxes recoverable/payable	193	1,534	506	796
Accounts payable and accrued liabilities	1,517	1,741	(2,743)	6,507

	$(2,347)	$(508)	$(6,187)	$(234)

See accompanying notes to consolidated financial statements.

VITRAN CORPORATION INC.
CONSOLIDATED BALANCE SHEETS

	AS AT

	Sept. 30, 2003	Dec. 31, 2002

	(Unaudited)
	(In thousands of Canadian dollars)
Assets
Current assets:
Cash	$8,317	$12,624
Accounts receivable	52,256	46,748
Inventory, deposits and prepaid expenses	8,216	9,774

	68,789	69,146
Fixed assets	42,331	48,570
Future income taxes	51	236
Goodwill (note 3)	60,265	69,208

	$171,436	$187,160

Liabilities and Shareholders’ Equity
Current liabilities:
Revolving credit facility (note 4)	$5,230	$—
Accounts payable and accrued liabilities	40,348	43,091
Income and other taxes payable	3,253	2,747
Current portion of long-term debt (note 5)	10,802	11,052

	59,633	56,890
Long-term debt (note 5)	27,533	48,124
Shareholders’ equity:
Capital stock (note 6)	38,338	37,655
Retained earnings	54,080	44,528
Cumulative translation adjustment (note 2)	(8,148)	(37)

	84,270	82,146

	$171,436	$187,160

See accompanying notes to consolidated financial statements.

Notes

(Unaudited)
(In thousands of Canadian dollars except for per share amounts)

1	Accounting Policies

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as the most recent annual consolidated financial statements. The interim consolidated financial statements do not contain all the disclosures required by Canadian generally accepted accounting principles and should be read in conjunction with the Company’s annual consolidated financial statement included in the 2002 Annual Report. These unaudited interim financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair presentation of the results of the interim period presented.

2	Foreign Currency Translation

The assets and liabilities denominated in a foreign currency of self-sustaining foreign operations are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Revenue and expense items are translated at average exchange rates prevailing during the period. The resulting translation gains and losses are accumulated in a separate component of shareholders’ equity. Certain of the Corporation’s foreign currency-denominated debt acts as a hedge to the foreign currency exposure generated by the self-sustaining foreign operations. As such, the translation gains and losses related to this debt are also accumulated in the separate component of shareholders’ equity. As a result of the significant strengthening of the Canadian dollar during 2003, the cumulative foreign currency adjustment account has moved from an unrealized loss of $37,000 at December 31, 2002 to an unrealized loss of $8.1 million at September 30, 2003.

3	Goodwill

Effective January 1, 2002, the Corporation adopted the Canadian Institute of Chartered Accountants (“CICA”) new accounting standard for goodwill and other intangible assets. The Corporation no longer amortizes goodwill but annually compares the fair value of its reporting units to the carrying value to determine if an impairment loss has occurred.

As at June 30, 2002, the Corporation completed its initial goodwill impairment test and concluded that an impairment existed. As at September 30, 2002 this was quantified and recognized as a change in accounting policy and charged to opening retained earnings as of January 1, 2002. Charges of $1.3 million and $3.5 million, respectively, were recorded in the Freight Brokerage and the Truckload reporting units to adjust the carrying value of goodwill for each reporting unit to its implied fair value. Such amount has been reflected as a direct charge to retained earnings effective January 1, 2002 without restatement of prior period figures.

As at September 30, 2003, the Corporation completed its annual goodwill impairment test and concluded that there was no impairment.

4	Revolving Credit Facility

The Corporation has a revolving credit facility of up to $25.0 million, which may be drawn in the form of Bankers’ Acceptances, Prime Rate Loans, Base Rate Canada Loans and LIBOR loans, each subject to specific provisions. The term credit facility is secured by accounts receivable and general security agreements of the Corporation and of its subsidiaries.

The Corporation has drawn US$3.9 million under the facility and has letters of credit amounting to $3.0 million outstanding at September 30, 2003.

5	Long-Term Debt

	Sept. 30, 2003	Dec. 31, 2002

(a) Term bank credit facility	$37,694	$58,529
(b) Mortgages payable	472	647
(c) Capital lease	169	—

	38,335	59,176
Less current portion	10,802	11,052

	$27,533	$48,124

(a)	The term bank credit facility is secured by accounts receivable and general security agreements of the Corporation and of its subsidiaries.

During 2003, US$5.4 million of foreign currency-denominated borrowings have been repaid. At September 30, 2003 US$27.9 million (Dec. 31, 2002 - US$37.1 million) of foreign currency-denominated borrowings bearing interest at LIBOR plus 1.75% were drawn under this facility. The provisions of the term facility impose certain financial maintenance tests.

(b)	The mortgages are secured by certain land and buildings, bear interest at rates ranging from 8.25% to 10.75% and are repayable over various terms. At September 30, 2003, mortgages include US$349,000 of foreign currency-denominated borrowings (Dec. 31, 2002 — US$410,000).

At September 30, 2003, the required future principal repayments on all long-term debt are as follows:

Year ending December 31:
2003	$2,459
2004	11,288
2005	11,782
2006	12,520
2007	135
Thereafter,	151

$38,335

6	Capital Stock

(a) Authorized

The Corporation’s capital stock consists of an unlimited number of Class A voting shares, Class B non-voting shares and first preference shares, issuable in series.

(b) Issued

	Sept. 30, 2003		Dec. 31, 2002

Class A voting shares	Number	Amount	Number	Amount

Balance, beginning of year	9,559,818	$37,655	9,847,278	$38,794
Shares repurchased for cancellation	(106,500)	(422)	(298,100)	(1,190)
Shares issued upon exercise of employee’s stock options	170,860	1,105	10,640	51

Balance, end of period	9,624,178	$38,338	9,559,818	$37,655

(c) Weighted average number of shares

The Corporation uses the treasury-stock method to calculate diluted earnings per share. Under the treasury-stock method, the weighted average number of shares outstanding for basic earnings per share is adjusted to reflect the assumed exercise of the Corporation’s outstanding stock options less the shares that could otherwise be acquired from the assumed proceeds on exercise.

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sept. 30, 2003	Sept. 30, 2002	Sept. 30, 2003	Sept. 30, 2002

Weighted average number of shares:
Basic	9,557,681	9,635,312	9,541,452	9,726,395
Potential exercise of stock options	599,479	287,823	496,883	—

Diluted	10,157,159	9,923,135	10,038,335	9,726,395

7	Stock Option Plan

Under the Corporation’s stock option plan, options to purchase Class A voting shares of the Corporation may be granted to key employees, officers and directors of the Corporation and its affiliates by the Board of Directors or by the Corporation’s Compensation Committee. There are 1,240,300 options authorized under the plan. Currently there are 995,700 options outstanding at an average exercise price of $5.54 per option. The term of each option is ten years and the vesting period is generally five years. The exercise price for options is the trading price of the Class A voting shares of the Corporation on The Toronto Stock Exchange on the day of the grant.

The following table outlines the impact if the compensation cost for the Corporation’s stock options was determined under the fair-value based method. The Corporation has applied the pro forma disclosure provisions of the new standard to awards granted on or after January 1, 2002. The pro forma effect of awards granted prior to January 1, 2002 has not been included.

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sept. 30, 2003	Sept. 30, 2002	Sept. 30, 2003	Sept. 30, 2002

Options granted	nil	nil	nil	175,000
Net income, as reported	$4,192	$3,648	$10,056	$7,449
Pro forma net income	$4,179	$3,635	$10,017	$7,410
Pro forma basic income per share	$0.44	$0.38	$1.05	$0.77
Pro forma diluted income per share	$0.41	$0.37	$1.00	$0.77

8	Contingent Liabilities

There exist certain legal actions against the Corporation, none of which is expected to have a material adverse effect on the consolidated financial position or results of operations of the Corporation.

9	Segmented Information

	Three months ended September 30, 2003

	Less-than-				Corporate	Consolidated
	truckload	Logistics	Truckload	Total	Office and Other	Totals

Revenue	$95,505	$10,160	$11,458	$117,123	$—	$117,123
Operating, selling, general and administrative expenses	$87,621	$9,595	$11,003	108,219	$831	109,050
Depreciation	$1,598	$88	$172	1,858	$19	1,877

Income (loss) from operations	$6,286	$477	$283	$7,046	$(850)	6,196
Interest expense, net						(428)
Gain (loss) on sale of fixed assets						(52)
Income taxes						1,524

Net income						$4,192

		Three months ended September 30, 2002

	Less-than-				Corporate	Consolidated
	truckload	Logistics	Truckload	Total	Office and Other	Totals

Revenue	$98,859	$10,330	$13,818	$123,007	$—	$123,007
Operating, selling, general and administrative expenses	91,138	9,878	13,249	114,265	483	114,748
Depreciation	1,858	88	130	2,076	17	2,094

Income (loss) from operations	$5,863	$364	$439	$6,666	$(500)	6,165
Interest expense, net						(1,214)
Gain (loss) on sale of fixed assets						(63)
Income taxes						1,240

Net income						$3,648

		Nine months ended September 30, 2003

	Less-than-				Corporate	Consolidated
	truckload	Logistics	Truckload	Total	Office and Other	Totals

Revenue	$284,464	$29,490	$35,005	$348,959	$—	$348,959
Operating, selling, general and administrative expenses	263,499	28,400	33,748	325,647	2,594	328,241
Depreciation	4,971	243	534	5,748	56	5,804

Income (loss) from operations	$15,994	$847	$723	$17,564	$(2,650)	14,914
Interest expense, net						(1,597)
Gain (loss) on sale of fixed assets						(182)
Income taxes						3,079

Net income						$10,056

		Nine months ended September 30, 2002

	Less-than-				Corporate	Consolidated
	truckload	Logistics	Truckload	Total	Office and Other	Totals

Revenue	$284,371	$34,011	$40,447	$358,829	$—	$358,829
Operating, selling, general and administrative expenses	263,602	32,864	38,565	335,031	3,266	338,297
Depreciation	5,577	259	403	6,239	49	6,289

Income (loss) from operations	$15,192	$888	$1,479	$17,559	$(3,315)	14,243
Interest expense, net						(4,062)
Gain (loss) on sale of fixed assets						(487)
Income taxes						2,245

Net income						$7,449

Total Assets
September 30, 2003	$149,805	$10,817	$14,571	$175,193	$(3,757)	$171,436

December 31, 2002	$158,197	$11,553	$17,127	$186,877	$283	$187,160